SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“AMX announces to the market”

Mexico City, Mexico, June 9, 2011 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that its subsidiary Teléfonos de México, S.A.B. de C.V. (“TELMEX”), was notified of certain resolutions through which the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “COFETEL”):

1)         Reduces the interconnection rate of 0.975 USD cents per minute (11.55 Mexican pesos cents per minute) to 3.951 Mexican pesos cents per minute, a decrease of 65.8%, and

2)         Changes the legal nature of long distance service that our subsidiary TELMEX provides to other competitors in rural areas where there is no investment from them and, in place of the 75 Mexican pesos cents rate of this service, establishes an interconnection rate that is not based on the real costs of the company, of 4.53 Mexican pesos cents per minute, which implies a decrease of 94%.

Such decisions are clearly unexplainable and deprive our subsidiary TELMEX of its corresponding rights and assets; ignore the real cost of providing the service and there is no economic-financial or technical model or grounds that can explain them, which are arbitrary and lack rational basis, in addition to altering the methodology that has been applied since 1997.

We highlight that domestic long distance calls service to rural areas where there is no investment from other fixed telephony competitors, is in fact, a long distance service from a local service area to another throughout the national territory, that our subsidiary TELMEX provides to users through its competitors, which is wrongfully considered interconnection service in the resolutions, which will not translate in a price reduction to consumers in these communities.

AMX considers that COFETEL violates, among other legal dispositions:

•         Transitory Article Ten of the Telecommunications Law (Ley Federal de Telecomunicaciones) and the Resolution of Interconnection with Long Distance Public Networks Plan (Resolución sobre el Plan de Interconexión con Redes Públicas de Larga Distancia) issued by the Minister of Communications and Transportation (Secretario de Comunicaciones y Transportes), which was published in the Official Gazette of the Federation (Diario Oficial de la Federación, or “Official Gazzete”), on July 1st, 1994, that establishes that TELMEX is obligated to provide interconnection services exclusively in 198 local service areas, in order to recover the high cost related to the obligation of being the last recourse public service operator in the other local service areas, which are mainly rural areas with scattered population.

•         Condition 5-2 of TELMEX’s Concession that forces COFETEL to make sure that concessionaries pay TELMEX the complete cost allocation of all that is necessary to maintain and establish interconnection.

•         A court order (suspensión definitiva) granted to TELMEX since August 3, 2010 by the Federal Court of Tax and Administrative Justice (Tribunal Federal de Justicia Fiscal y Administrativa) preventing that the Fundamental Interconnection and Interoperability Plan (Plan Fundamental de Interconexión e Interoperabilidad) should be applied to TELMEX.

•         The terms of the auction, the purchase and sale agreement of TELMEX’s privatization, the prospectus of the offer of the TELMEX shares owned by the Federal Government in the stock markets and Transitory Article 5 of the Telecommunications Law (Ley Federal de Telecomunicaciones) that grants TELMEX the right in order for the terms of its Concession to be respected.

These resolutions deprive our subsidiary TELMEX from its rights and assets that the Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos), grants it and breaches the Telecommunications Law (Ley Federal de Telecomunicaciones) and the Administrative Proceeding Law (Ley Federal de Procedimiento Administrativo).

Our subsidiary TELMEX, in exercise of its fiduciary duty with all the persons linked to TELMEX, will carry out all the relevant legal defense actions.

Regarding fixed-mobile interconnection rates that have been reduced, our subsidiary TELMEX, in terms of the approved court precedents by the Supreme Court of Justice (Suprema Corte de Justicia de la Nación), will apply the interconnection rates as established by COFETEL, until the legal proceedings of mobile service companies are not definitely resolved.

About AMX

AMX is the leading provider of wireless services in Latin America. As of March 31, 2011, it had 231 million wireless subscribers and 53 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 10, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer